UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1/A

Information Required Pursuant To
Rule 14f-1 Under The Securities Exchange Act Of 1934

June 16, 2005
(Date of Report)

Ocean West Holding Corporation
(Exact name of registrant as specified in its charter)

Delaware	000-49971	71-0876952
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4117 West 16th Square, Vero Beach, FL 39267
(Address of principal executive offices)

(772) 492-0104
(Registrant’s telephone number, including area code)

This Amendment No. 1 to the Rule 14f-1 filings modifies and restates in its entirety the Rule 14f-1 filing originally filed with the Securities and Exchange Comission (“SEC”) on June 7, 2005.

This Information Statement is being mailed to holders of record of shares of common stock, par value $.001 per share (the “OWHC Common Stock”), of Ocean West Holding Corporation, a Delaware corporation (“OWHC”), as of May 31, 2005, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF OWHC’S STOCKHOLDERS.

Background

OWHC has recently closed a transaction which will ultimately result in the replacement of the majority of the Board of Directors of OWHC. The following is a brief summary of this transaction.

Effective as of April 5, 2005, OWHC entered into a Securities Exchange Agreement and Plan of Reorganization (the “Exchange Agreement”) with InfoByPhone, Inc., a Delaware corporation (“InfoByPhone”), and the stockholders thereof (the “InfoByPhone Stockholders”), which sets forth the terms and conditions of the business combination (the “Transaction”) of OWHC and InfoByPhone through the exchange by the InfoByPhone Stockholders of their interests in InfoByPhone for shares of OWHC Common Stock. The Transaction closed on June 3, 2005 (the “Closing”). As a result of the Transaction, InfoByPhone has become a wholly-owned subsidiary of OWHC.

Pursuant to the Exchange Agreement, (A) the holders of interests in InfoByPhone shall receive an aggregate of (i) 6,000,000 shares of OWHC Common Stock, in exchange for all issued and outstanding shares of InboByPhone and (B) Vertical Capital Partners, Inc. (“Vertical”) shall receive as a finders fee an aggregate of 500,000 shares of OWHC Common Stock. Giving effect to such issuances, the holders of interests in InfoByPhone, together with Vertical, shall hold in aggregate more than 50% of the outstanding OWHC Common Stock on a fully-diluted basis immediately following the Closing.

It is currently anticipated, and the Exchange Agreement provides, that the board of directors of OWHC, currently consisting of Marshall Stewart and Daryl Meddings shall resign, effective when 10 days have passed after this Information Statement has been mailed and delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Section 14f-1 promulgated thereunder. Prior thereto Darryl Cohen and Alan Smith shall become members of the Board, and following the 10 day period Sandro Sordi, the directors designated by InfoByPhone will each be appointed to and will comprise the entire Board of Directors of OWHC (collectively, the “Designated Directors”). In addition, the Exchange Agreement provides that all officers of OWHC shall resign and be replaced by individuals designated effective at the Closing.

Following the Closing of the Transaction, OWHC shall have an initial closing of a private placement offering (the “Offering”), by OWHC to certain accredited investors of equity securities of OWHC (the “Securities”) in the aggregate minimum purchase amount of 750,000 shares of OWHC at $.30 per share for an aggregate minimum purchase price of $750,000 and the aggregate maximum purchase amount of 6,666,666 shares at $.30 per share for an aggregate maximum purchase price of $2,000,000.

Voting Securities and Principal Holders Thereof

On the date hereof, after giving effect to the Exchange there are 12,086,100 shares of our common stock issued and outstanding after giving effect to the issuance of 6,000,000 shares of Common Stock to the former InfoByPhone shareholders and 500,000 shares to Vertical. As of the date hereof, (i) no shares of our common stock were reserved for issuance pursuant to option grants and (ii) no shares of our common stock were reserved for issuance pursuant to other securities exercisable for, or convertible into or exchangeable for, shares of our common stock. Each holder of our common stock is entitled to cast one vote, in person or by proxy, for each share of our common stock held by such holder. Because of surrender of our outstanding preferred stock and Class B common stock to the corporation, our common stock is the only capital stock outstanding as of the date hereof.

The following table sets forth certain information with respect to persons known by our management to own beneficially more than five (5%) percent of our common stock as of the date hereof as well as our current officers and directors (based on 12,086,010 shares of common stock outstanding as of the date hereof).

The following table sets forth information as of May 31, 2005, with respect to our Class A common stock, par value $0.01 per share Class B common stock, par value $0.01 per share, and preferred stock, par value $0.01 per share, owned on March 4, 2005 by each person who beneficially owns more than five percent (5%) of our outstanding Class A common stock, and preferred stock, by each of our executive officers and directors and by all of our executive officers and directors as a group prior to the Transaction.
		Total Number of
		Securities Owned	Percent of
Name of Beneficial Owner	Title of Class	Beneficially	Class (1)

Daryl S. Meddings (2)(4)	Common Shares	0	—
	Class B Common Shares	0	—
	Series L Preferred	210	21.0%

Marshall L. Stewart (2)(3)	Common Shares	0	—
	Class B Common Shares	0	—
	Series L Preferred	205	20.5%

Consumer Direct of America(5)	Common Shares	4,900,000	87.7%
	Class B Common Shares	210,096	100%
	Series N Preferred Shares	2,250,000	100%

Total number of shares	Common Shares	0	—
owned by directors and	Class B Common Shares	0	—
executive officers as a group(2 persons) (6)	Series L Preferred Shares	415	41.5%

(1)
Our preferred stock consisted of Series C, E, F, G, I, L and M. Series C and E are non voting stock and redeemable to the Company. Series F through M are voting stock as well as redeemable to the Company. Prior to the Closing, all shares of all classes of preferred stock and of Class B Common Stock which were issued and outstanding will be surrendered to the Company and cancelled.

(2)	Except as otherwise indicated the mailing address of each person shown is c/o Ocean West Holding Corporation, 15991 Redhill Avenue, Tustin, California 92780.

(3)	Includes 0 shares of Class A common stock, 0 shares of Class B common stock and 205 shares of Series L preferred stock.

(4)	Includes 0 shares of Class A common stock, 0 shares of Class B common stock and 210 shares of Series L preferred stock.

(5)	The mailing address is, 6330 South Sandhill Road, Las Vegas, NV.

(6)	Includes 0 shares of Class A common stock, 0 shares of Class B common stock and 415 shares of Series L preferred stock.

It is anticipated that immediately after the Closing of the Transaction there will be 18,666,666 shares of our common stock issued and outstanding assuming that the maximum amount of shares were sold in the Offering by InfoByPhone.

The following table sets forth the number of shares of our common stock owned by officers and directors of the Company will and any persons known by management of the Company to own beneficially more than five (5%) percent of our common stock outstanding immediately after the Closing of the Transaction based on 12,086,100 shares of our common stock issued and outstanding after the Closing of the Transaction but prior to sale of any shares in the offering.

		Total Number of
		Securities Owned
Name of Beneficial Owner	Title of Class	Beneficially		Percent of Class (1)
Darryl Cohen	Common Stock	1,212,667	[1]	10%
Alan Smith	Common Stock	0
Sandro Sordi	Common Stock	733,334		6%
Global Asset Management LLC[1]	Common Stock	751,000		6.2%
Total number of shares owned by directors and executive officers as a group 1,946,001	Common Stock

[1]	Does not include shares underlying 20,000 warrants exercisable at 2.00 per share.

1 This entity is wholly owned by Robert Fallah

Change In Control

Pursuant to the terms and conditions of the Exchange Agreement, the stockholders of InfoByPhone have exchanged their interest therein for shares of our common stock, as a result of which InfoByPhone has become our wholly-owned subsidiary. As a result of the Transaction, a change of control of the Company will occur with the existing stockholders of the Company being reduced from holding 100% of the issued and outstanding shares of common stock to holding less than 50% of the issued and outstanding shares of common stock post closing.

Due to the issuance of the shares of our common stock and the change in our officers and directors, which will occur at or subsequent to the Closing, a change in control of the Company will occur.

Directors And Executive Officers And Nominees For Directors

Directors and Executive Officers prior to the closing and, in the case of Directors until at least 10 days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

Name	Position with Ocean West(1)	Position with Ocean West Enterprises
Marshall L. Stewart	President, Chief Executive Officer, Director	President, Chief Executive Officer, Director
Daryl S. Meddings	Executive Vice President, Secretary/Treasurer, Director	Executive Vice President, Chief Financial Officer, Secretary/Treasurer, Director
Wayne K. Bailey	Chief Financial Officer, Director	—

(1)	All persons listed were appointed to such positions in 2000, except for Mr. Bailey who was appointed in September of 2004.

Marshall J. Stewart, 47, has worked in the mortgage industry since 1982. He was founder of Ocean West Enterprises and has been President, a director and a shareholder since 1988 until he sold his shares in exchange for shares in Consumer Direct of America (“CDA”) on July 15, 2004. Prior to founding Ocean West Enterprises, from 1986 to 1988, Mr. Stewart was a Vice President of Westport Savings Bank in Laguna Beach, California. His responsibilities included overseeing the mortgage banking department, secondary marketing and the Laguna Bank Savings branch. Prior to joining Westport Savings Bank, from 1984 to 1986, he was Production Manager of Irvine City Savings in Newport Beach, California and had the responsibilities of staffing and training the loan origination department and overseeing production, underwriting, funding, shipping and the sale of funded loans to institutional investors such as FNMA and FHLMC. Mr. Stewart received his B.A. in English with a minor in Business Administration from California State University in Fullerton, California in 1980.

Daryl S. Meddings, 39, was also a founder of Ocean West Enterprises and has been Executive Vice President, Chief Financial Officer, Secretary/Treasurer and a director and a shareholder since 1988 until he sold his shares in exchange for shares in Consumer Direct of America on July 15, 2004. As Chief Financial Officer at Ocean West Enterprises, Mr. Meddings implemented and monitors accounting and financial reporting system. Other duties include budget planning, expense control, commercial banking relationships and oversight of quality control, loan servicing and loss mitigation. From late 1987 to 1988, Mr. Meddings was a production manager with Westport Savings Bank in Laguna Beach, California. His duties included establishing both retail and wholesale production departments and recruiting, hiring and training mortgage origination personnel. Prior to that, he began his career in mortgage banking in 1986 as a loan officer at Pro Mortgage Services in Diamond Bar, California and worked his way up to top producer at Irvine City Savings in Irvine, California. Mr. Meddings received his B.S. in Finance, Real Estate and Insurance with a concentration in Real Estate from California Polytechnic State University-Pomona in 1987.

Wayne K. Bailey, 55, has been appointed to the position of Chief Financial Officer and Director since September 28, 2004. Mr. Bailey currently also holds the position of President/CFO of CDA since the fall of 2002. CDA currently holds 87.7% of the common stock of the Company. From January 1990 to the fall of 2002 he was Chief Operating Officer and Chief Financial Officer of a network of companies in the Aerospace, steel processing, Specialty Rebar, and metal forming industries. These companies grew to employ over 350 people with revenues in excess of $35 million. All of these companies were acquired from financially troubled situations and became very profitable after being restructured. This restructuring included the debt both secured and unsecured, installing information systems, and management systems. During this time Mr. Bailey also served as a consultant to companies in the Mortgage business, wood laminating, bottled water, bookbinding, wholesale siding, cabinet manufacturing and plastics industries. Mr. Bailey attended the University of Utah, Henager College of Business and LDS Business College earning degrees in Accounting and Business.

Executive Officers and Director Nominees at the Closing

Following the Closing of the Transaction, the following InfoByPhone executive officers, directors and director have been appointed the executive officers, directors and director nominees as listed below. The following are the existing InfoByPhone executive officers, directors and director-nominees and their respective ages and positions as of the date hereof:

Names	Ages	Position
Darryl Cohen	51	Chairman, Chief Executive Officer and Director
Alan Smith	52	Director(1)
Sandro Sordi	45	Director(1)

(1)
the election of Mr. Cohen and Mr. Smith as directors became effective immediately. The election of Mr. Sordi will become effective on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities and Exchange Act of 1934 amended Section 14f-1 under the Act.

Darryl Cohen (51) Mr. Cohen has been chairman, chief executive officer and a Director of InfoByPhone since September 2004. Prior to that, Darryl Cohen served as chairman and chief executive officer of Ramp Corp. (RCO-Amex), a company that through its wholly-owned subsidiaries provides Internet-based communication, data integration, and transaction processing technologies designed to provide access to safer and better healthcare from September 2002 through April 2004.

Prior to becoming Ramp’s chairman and chief executive officer in September 2002, Cohen invested in public and private companies, frequently working with management in the areas of marketing strategy and financing.

Before that, he was president of DCNL Incorporated, a privately held beauty supply manufacturer and distributor he founded in 1988 and sold to Helen of Troy in 1998. Cohen’s innovative business strategies launched DCNL to success and have since become industry standards in creating effective marketing strategies and distribution channels. DCNL brought numerous products to market through national television advertising campaigns, specifically infomercials and short form direct response spots. DCNL products were distributed in mass merchandisers, drug stores, and grocery stores. During his tenure as president of DCNL, Cohen was also co-owner and president of Basics Beauty Supply Stores, a chain of retail stores in California, from 1985 -1999. He has also owned businesses in the food-services and gift industries, and holds a BA in Political Science from the University of California at Berkeley.

Alan Smith (52) Mr. Smith has been a director of InfoByPhone since April, 2005. For the past two years, Mr. Smith has been involved in personal investments and new investment opportunities. Prior to this period, he was the owner/president of Aaron Kamhi Inc., an apparel manufacturing company specializing in private label products for chain and department stores. Mr. Smith worked at Aaron Kamhi, Inc. for 25 years, at the peak of the business the company did $128,000,000 manufacturing overseas and domestically. He was involved in all aspects of the business. Mr. Smith has been actively involved in Community programs working with youth for the past 20 years.

Sandro Sordi (45) Mr. Sordi currently serves as the General Counsel for the RS Group of Companies, Inc., a holding company for a group of insurance and finance related businesses and affinity program managers. Mr. Sordi joined the RS Group in 2003 where, as its General Counsel and a Director, he has taken a leading role in developing the company’s growth strategy and engaging in negotiations of all types. Prior thereto Mr. Sordi was engaged in the private practice of law. Mr. Sordi has been a member of the Florida Bar since 1990, having earned his Juris Doctor from the University of Miami, Florida and his B.A. (Honors) from York University in Toronto, Canada.

After admission to the bar, from 1990 through 2002, Mr. Sordi practiced law exclusively as a sole practitioner in addition to being involved in certain investment projects.

Board of Directors Committees and Meetings

Currently, our Board of Directors has no separate audit, nominating and corporate governance or compensation committees and acts as such as an entire board. Promptly following the Closing, we intend to form an audit committee, a nominating and corporate governance committee and a compensation committee. It is anticipated that Mr. Alan Smith will be the member of the audit committee, Messers. Sandro Sordi will be the members of the nominating and corporate governance committee and Messers. Daryl Cohen and Sandro Sordi will be the members of the compensation committee.

During the year ended December 31, 2004, our board of directors took action by written consent on 8 occasions. During the period from January 1, 2005 through the date of this Information Statement, our board of 8 directors took action by written consent on 5 occasions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires our directors, officers and persons who beneficially own more than 10% of the shares of our common stock (each, a “Reporting Person”) to file reports of ownership and changes of ownership with the SEC. Copies of all filed reports are required to be furnished to the company pursuant to the Exchange Act. Based solely upon a review of the forms and amendments thereto furnished to the Company during the six month period ended September 30, 2002 (for which reports were first due after August 12, 2002), we believe that each Reporting Person complied with all applicable filing requirements during such fiscal year, except that their initial filings after the effective date of the registration statement were late.

Certain Relationships and Related Transactions

On July 15, 2004, Marshall L. Stewart, Daryl S. Meddings, Enfo Loan Corporation, Kingsley and Nancy Cannon and Dale and Suzanne Delmege agreed to sell 4,921,930 of their shares of common stock of the Company to Consumer Direct of America in exchange for 622,388 shares of CDA (the “Transfer”) for an approximate value of $1,178,802, based on the average trading prices of the respective stocks for the month of June 2004. The Transfer constitutes a change in control of the Company.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation of the President (the Chief Executive Officer), the Executive Vice President and the Chief Financial Officer paid by the Subsidiary for the year ended September 30, 2004, the year ended September 30, 2003, the six month period ended September 30, 2002 and the fiscal years ending March 31, 2002. The Company paid no compensation during the current fiscal year.

				Other Annual
Name	Year	Salary ($)	Bonus ($)	Compensation ($)
Marshall L. Stewart	9/30/2004	180,000	0	0
President, Chief Executive Officer	9/30/2003	170,000	0	0
	9/30/2002	84,375	0	24,988
	3/31/2002	180,000	0	0

				Other Annual
Name	Year	Salary ($)	Bonus ($)	Compensation ($)
Daryl S. Meddings	9/30/2004	180,000	0	0
Executive Vice President and	9/30/2003	170,000	0	44,779
Chief Financial Officer	9/30/2002	77,133	0	3,575
	3/31/2002	180,000	0	0

Wayne K. Bailey	9/30/2004	0	0	0
Chief Financial Officer	9/30/2003	0	0	0
Of Parent Ocean West Holding Corp.	9/30/2002	0	0	0
	3/31/2002	0	0	0

Employment Agreements

On September 1, 2004, our subsidiary Ocean West Enterprises entered into employment agreements with its President/CEO and its Executive Vice President (collectively, the “Employees”). These agreements provide for an annual base salary of not less than $180,000 each for a three-year term plus certain additional benefits. Also, the agreements call for the Executive to receive additional compensation in the form of shares of common stock of Consumer Direct of America based on the Subsidiary’s financial performance during the three year period commencing on the date of this Agreement (the “Performance Period”). The Performance Period will not start until the warehouse line capacity of Ocean West Enterprises reaches $40 million.

No amounts are accrued for the deferred compensation as the Company has had no pre-tax profits.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

For all years referenced in the Summary Compensation Table, two former shareholders of the Subsidiary, Mark Stewart and Daryl Meddings, determined executive compensation. On July 15, 2004, both Mr. Stewart and Mr. Meddings sold their common stock in the Company. The Company has not paid any compensation to date and does not expect to pay any in the near future.

Legal Proceedings

No current officer, director, affiliate or person known to us to be the record or beneficial owners of in excess of 5% of our common stock, or any person known to be an associate of any of the foregoing, is a party adverse to us or has a material interest in any material pending legal proceeding.

No current officer, director, affiliate or person known to InfoByPhone to be the record beneficial owner of in excess of 5% beneficial ownership of InfoByPhone, or any person known to be an associate of any of the foregoing, is a party adverse to InfoByPhone or has a material interest in any material pending legal proceeding.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Pursuant to Section 16 of the Securities Exchange Act of 1934, the Company’s directors and executive officers and beneficial owners of more than 10% of the shares of common stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the shares of common stock. Based solely on a review of those reports provided to Lighten Up Enterprises International and written representations from applicable persons regarding the necessity to file reports, the Company is not aware of any failures to file reports or report transactions in a timely manner during the year ended December 31, 2004.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated this 16 day of June, 2005

By:	s/s Daryl Cohen
Daryl Cohen, President, Chief Executive Officer